May 15th, 2023 Board Members

Charles & Colvard, Ltd. 170 Southport Drive

Morrisville, NC 27560 Dear Board Members,

It is with great pride and confidence that I, (“Carlos Valadez”), am declared a 5.85% Beneficial Owner of Charles & Colvard, Ltd. (“Charles & Colvard” or “Company”) As a discerning investor, I have invested heavily in the company by acquiring over 1.78 million shares of the common stock outstanding, currently making me the second largest holder. I am writing to advocate for a transformative change that I believe will substantially benefit the company. I have identified several areas in which the company can improve and thrive in today's highly competitive market. I strongly urge the board to consider my recommendations carefully and take decisive action to implement them.

As a conscientious and forward-thinking shareholder, I believe that it is my duty to contribute my ideas and recommendations for the betterment of the company. I firmly believe that my proposed change will unlock significant value for all stakeholders and propel Charles & Colvard towards a brighter future.

First and foremost, allow me to express my utmost gratitude for your remarkable contributions towards the success of the company during your tenure on the board. Your unwavering commitment and dedication in navigating the organization through the challenging business landscape are highly valued, not just by myself, but by every shareholder. Once again, thank you for your remarkable service, and I look forward to your continued support in steering the company towards a prosperous future.

1.Re-Design Online Storefront

In this first letter, I will start oﬀ recommending two simple but eﬀective changes to the site. Consider it an introduction, on my behalf. Today’s consumers are bombarded with an overwhelming amount of information on social media and the internet. As a result, our attention spans have decreased, and we have become more selective about the content we consume. This is especially true when it comes to online shopping, where customers want to quickly find what they are looking for without having to spend too much time browsing. I have noticed that the mobile site charlesandcolvard.com currently displays one product at a time in a grid view. While this design may have been suitable in the past, it may not be the most eﬀective approach for generating sales in today's fast-paced online marketplace. By displaying more products per row on a product page, we can help ease the browsing process and make it more eﬃcient for customers to find what they need. I strongly believe that online shoppers are more likely to make a purchase when they can see multiple products at once, as it allows them to compare and contrast diﬀerent items quickly. In a world where consumers are constantly multitasking and switching between diﬀerent devices, providing a user-friendly interface with multiple products per row can be a powerful way to increase sales and capture customers' attention. This grid view should be changed to the way it’s displayed at moissaniteoutlet.com. (Speaking of moissaniteoutlet.com, the site shows 3 categories Engagement Rings, Earrings, and Rings. These images take a while to process that it’s introducing categories. They look more like a banner than shopping for categories. It’s even harder to realize this on mobile. I suggest we remove the animation and make it clear.)

To summarize, I would like to recommend that you consider updating your mobile site to display two products at a time in a grid view per row. This design allows customers to see more products at a glance, making it easier for them to find what they are looking for quickly. This improved browsing experience can lead to increased engagement and ultimately, more sales as customers are more likely to find something they like when they see more options at once.

I am aware this “2 items per row” grid view might come oﬀ as little and unnecessary change but these updates matter, they add up. From my gathering you are focused on boosting business to consumer activity. Well, with the rise of smartphones and tablets, mobile browsing has become an integral part of our daily lives. This is especially true when it comes to online shopping, as more and more consumers are using their mobile devices to make purchases. I am sure its fair to say mobile devices now account for more than half of all e-commerce traﬃc. Therefore, it is essential for businesses to fully optimize their mobile sites to provide the best possible experience for customers. This means creating a mobile-friendly interface with easy-to-use navigation, clear product images, and a streamlined checkout process. By doing so, businesses can ensure that customers can easily browse and purchase products on-the-go, which can lead to increased sales and customer satisfaction. In addition, optimizing a mobile site can also improve search engine rankings, as Google has stated that mobile- friendly sites will rank higher in mobile search results. I strongly believe this little change will go a long way on the mobile site for customers when shopping.

2.Implementation of a “Gift” Tab

For my final recommendation in this letter; As I reflect on my experience browsing various e-commerce websites, I cannot help but emphasize the importance of a "gift" tab. Time and again, I have come across this feature and found myself impulsively motivated to purchase a present for a loved one. It is a small yet powerful trigger that has had a significant impact on an impulsive purchase. Moreover, when I actively intend to buy a gift for someone, the presence of a "gift" tab provides me with a sense of comfort and ease. It is reassuring to know that I can easily find a suitable option, curated specifically for gifting purposes.

The "gift" tab serves as a powerful psychological trigger for consumers, prompting them to consider buying a gift for a loved one. When I see this tab on a website, I immediately think of all the people in my life who I could buy a gift for, and I feel inspired to browse the available options. Even when I have not originally intended to buy a gift, the presence of this feature can often persuade me to make a purchase.

In fact, I believe that this feature has the potential to not only increase sales but also to improve customers' experience on the website. By hand-selecting items that are categorized as gifts, we can help customers narrow down their options and find the perfect present more quickly and easily. This will make the website more user-friendly and increase customer satisfaction.

This feature may also help expand the brand outside of just being viewed as an engagement ring store. I’ve noticed, when I bring up the companies name many still view it as a place only focused on engagement rings, when in reality Charles and Collard plus its subsidiaries are much more than that. The consumers mentality over the brand needs to shift to more than just weddings rings.

One example of a company that has successfully implemented this feature is Tiﬀany & Co. When I compared their website to Charles and Colvard, I immediately noticed the diﬀerence. Their site felt more directed towards me as a consumer, with a clear emphasis on gift-giving. I believe that the company could see similar results by making this small but impactful change to the website.

Ultimately, adding a "gift" tab will not only improve the website's functionality and user experience but also increase marketing opportunities. By promoting this feature in the advertising and marketing campaigns, we can attract a wider audience and increase the brand's visibility.

As a consumer and a member of this company, I strongly urge you to consider implementing this change. It is a small adjustment that could have a significant impact on the business and customers' experience.

3.Honorable Mention

In my next letter, I would like to discuss the importance of keeping up with modern advertising and marketing practices. I respectfully express my frustration at the limited social media presence of the company. There seems to be a lack of branding and customer connection in this area, which presents an opportunity for a significant and transformative change for Charles and Colvard. Specifically, I believe it is crucial to actively engage on platforms like Instagram Reels or TikTok, participate in trending content, and reach out to new customers in order to boost sales and expand reach.

There are numerous creative and enjoyable approaches available to increase brand awareness and cultivate a loyal following. It's worth noting that the company holds a significant advantage as a leader in search engine rankings for the term “moissanite creator." Leveraging this position can greatly contribute to brand recognition. Furthermore, the slogan, "made, not mined," aligns well with the evolving consumer shift towards ethical and conscious purchasing decisions. It is critical to establish brand recognition among today's generation, as the market increasingly favors alternatives to diamonds and seeks more environmentally friendly options. This presents a valuable opportunity that should be capitalized on.

I firmly believe that much of the current marketing eﬀorts are outdated, delayed, and not in line with today's consumers. To remain competitive, the company needs to adapt to the changing preferences of the target audience and stay ahead of the game. It is essential that the marketing strategies keep pace with today's consumers and reflect a modern approach.

Thank you for taking the time to read my letter. I am eagerly anticipating the company's future progress, particularly in terms of enhancing brand awareness and recognition while cultivating a loyal following.

Best regards,

Carlos Daniel Valadez